Filed by LCI Industries pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Act of 1934 Subject Company: LCI Industries Commission File No. 001-13646 Date: October 19, 2026 The following is the cover page of the definitive proxy statement/prospectus that was first mailed to the stockholders of LCI Industries (the “Company”) and the shareholders of Patrick Industries, Inc. (“Patrick”) on or about October 19, 2026, in connection with the pending merger between the Company and Patrick:

Patrick Industries and LCI Industries to Combine in All-Stock Merger, Creating a Premier Component Solutions Provider for the Global Outdoor Enthusiast, Housing, and Transportation Markets VOTE NOW! Your Vote is Important to Support the Merger Scan this code or visit www.proxyvote.comwww.investorvote.com Scan this code or visit

Transaction Details 52% Patrick Industries pro forma ownership 48% LCI Industries pro forma ownership 1.2440 LCI shareholders to receive 1.2440 shares of Patrick common shares for each LCI common share owned Transaction has been unanimously approved by the Boards of Directors of both companies and is expected to close in the first half of 2027, subject to approval by shareholders of both companies, the receipt of required regulatory approvals and the satisfaction of other customary closing conditions. Your Vote is Important!

____________________________________________________________________________ Special Note Regarding Forward-Looking Statements Information in this communication, other than statements of historical facts, may constitute forward-looking statements, for the purpose of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, and involve a number of risks and uncertainties. These statements include, but are not limited to, statements about the benefits of the proposed transaction between the Company and Patrick, including future financial and operating results (including the anticipated impact of the transaction on the Company’s and Patrick’s respective earnings), statements related to the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Forward-looking statements may be identified by terminology such as “may,” “will,” “should,” “targets,” “scheduled,” “plans,” “intends,” “goal,” “anticipates,” “expects,” “believes,” “forecasts,” “outlook,” “estimates,” “potential,” or “continue” or negatives of such terms or other comparable terminology, but not all forward-looking statements include such identifying terminology. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or Patrick to differ materially from any results expressed or implied by such forward-looking statements. Such factors include, among others, (1) the risk that the cost savings and any revenue synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to each party’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the stockholders of the Company or Patrick, (5) the ability by each of the Company and Patrick to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction, (6) reputational risk and the reaction of each party’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (8) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (9) risks related to management and oversight of the expanded business and operations of the combined company due to the increased size and complexity, (10) the possibility of increased scrutiny by, and/or additional regulatory requirements of, governmental authorities as a result of the transaction or the size, scope and complexity of the combined company’s business operations, (11) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against the Company, Patrick or the combined company before or after the transaction, and (12) general competitive, economic, political and market conditions and other factors that may affect future results of the Company and Patrick. Additional factors which could affect future results of the Company and Patrick can be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 26, 2026, under the captions “Special Note Regarding Forward-Looking

Statements” and “Risk Factors” and the Company’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Patrick’s Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on February 19, 2026, under the captions “Information Concerning Forward-Looking Statements” and “Risk Factors” and Patrick’s subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, in each case filed with the SEC and available on the SEC’s website at http://www.sec.gov. The Company and Patrick disclaim any obligation and do not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. Important Information About the Proposed Transaction and Where to Find It In connection with the proposed transaction between the Company and Patrick, Patrick has filed relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a Patrick registration statement on Form S-4 (File No. 333-299100) that includes a preliminary joint proxy statement of the Company and Patrick that also constitutes a prospectus of Patrick with respect to shares of Patrick’s common stock to be issued in the proposed transaction. The registration statement was declared effective by the SEC on October 19, 2026, and the Company and Patrick commenced mailing the definitive joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) to their respective stockholders on or about October 19, 2026. The Company and Patrick may also file other documents with the SEC regarding the proposed transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which the Company and Patrick may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND PATRICK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and the Joint Proxy Statement/Prospectus (as available) and other documents filed with the SEC by the Company and Patrick through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at lippert.com under the tab “Investors” and under the heading “Financials” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Patrick will be available free of charge on Patrick’s website at patrickind.com under the tab “Investors” and under the heading “SEC Filings.” No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.